March 31, 2010

Dominic Minore

Kevin Rupert

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	THL Credit, Inc. (the “Company”)
File No. 333-159636

Dear Messrs. Minore and Rupert:

Pursuant to last week’s discussions with Rick Prins, please find attached form of seed financials relating to the THL Credit, Inc. registration statement on Form N-2 (333-159636). It is proposed that the seed audit look substantially like the attached form of seed financials. Upon completion of the audit (expected next week) and receipt of comments, the registrant will file a further pre-effective amendment including a red herring prospectus with the audited seed financials and audit report and consent.

When the underwriters notify the registrant that they have built a book and are prepared to price, an affiliated private fund would sell the identified assets to the registrant for stock at fair value as determined by the board of directors. Shares will be issued at net asset value without deduction for offering expense. These shares will be privately placed under the “Black Box” no-action letter and will not be included in the offering. The affiliated fund will continue to operate with its remaining assets. Following conclusion of such sale, the registrant will file its N-54 election to be treated as a BDC and request acceleration of its 1933 Act and 1934 Act registration statements.

The registrant will then price its offering and begin trading.

Should you have any questions or concerns, please feel free to contact me at 212-735-2459 or Rick Prins at (212) 735-2790.

/s/ Richard M. Cardillo

Richard M. Cardillo

Report of Independent Registered Public Accounting Firm

THL Credit, Inc.

Statement of Assets and Liabilities

March 15, 2010

Assets
Cash	$100,500
Deferred offering costs	396,767

Total assets	$497,267

Liabilities and Net Deficit
Liabilities
Accrued expenses	$405,000
Due to affiliate	205,617

Total liabilities	610,617

Net deficit
Common stock, par value $0.001, 100,000,000 shares authorized; 6,700 shares issued and outstanding	7
Capital in excess of par value	100,493
Accumulated net loss	(213,852)

Total net deficit	(113,352)

Total liabilities and net deficit	$497,267

Maximum offering price per share	$15.00

The accompanying notes are an integral part of these financial statements.

THL Credit, Inc.

Statement of Operations

Period from May 26, 2009 (Inception) through March 15, 2010

Investment Income
Interest and dividends	$—

Total investment income	—

Expenses
Organizational expenses	213,852

Total expenses	213,852

Net investment loss	(213,852)

Net decrease in net assets resulting from operations	$(213,852)

The accompanying notes are an integral part of these financial statements.

THL Credit, Inc.

Statement of Changes in Net Assets

Period from May 26, 2009 (Inception) through March 15, 2010

Decrease in net assets from operations
Net investment loss	$(213,852)

Net decrease in net assets resulting from operations	(213,852)
Capital share transactions
Shares sold	100,500

Net increase in net assets from capital share transactions	100,500

Net decrease in net assets	(113,352)
Net deficit
Beginning of period	—

End of period (including accumulated loss of $113,352)	$(113,352)

The accompanying notes are an integral part of these financial statements.

THL Credit, Inc.

Statement of Cash Flows

Period from May 26, 2009 (Inception) through March 15, 2010

Cash flows from operating activities
Net investment loss	$(213,852)
Increase in accrued expenses	405,000
Increase due to affiliate	205,619

Net cash provided by operating activities	396,767

Cash flows from financing activities
Proceeds from issuance of common stock	100,500
Increase in deferred offering costs	(396,767)

Net cash used in financing activities	(296,267)

Net increase in cash	100,500
Cash
Beginning of period	—

End of period	$100,500

The accompanying notes are an integral part of these financial statements.

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

1.	Organization

THL Credit, Inc. (the “Company”) was organized as a Delaware corporation on May 26, 2009. The Company is a newly-organized, externally managed, closed-end, nondiversified management investment company that intends to file an election to be a regulated as business development company (“BDC”), under the Investment Company Act of 1940, as amended. The Company intends to raise common equity in an initial public offering (“IPO”), which is anticipated to be consummated in the second quarter of 2010. The Company has not formally commenced principal operations other than the sale and issuance of 6,700 shares of common stock at an aggregate purchase price of $100,500 to THL Credit Opportunities, L.P., an affiliate of THL Credit Advisors LLC (the “Advisor”).

The Company’s investment objective is to generate both current income and capital appreciation, primarily through the origination of privately negotiated investments in debt and equity securities in middle-market companies.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements. Actual amounts could differ from those estimates.

Valuation of Investments

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or one or more broker-dealers or market makers. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Debt and equity securities for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of our board of directors. Because we expect that there will not be a readily available market value for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith under the direction of our board of directors in accordance with a documented valuation policy that has been reviewed and approved by our board of directors. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment;

•	preliminary valuation conclusions are then documented and discussed with senior management of THL Credit Advisors;

•

to the extent determined by the audit committee of our board of directors, independent valuation firms engaged by our board of directors conduct independent appraisals and review THL Credit Advisors’ preliminary valuations and their own independent assessment;

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

•

the audit committee of our board of directors reviews the preliminary valuations of THL Credit Advisors and independent valuation firms and responds and supplements the valuation recommendation of the independent valuation firm to reflect any comments; and

•

our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of THL Credit Advisors, the respective independent valuation firms and the audit committee.

The types of factors that we may take into account in fair value pricing our investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.

3.	Agreements

The Company expects to enter into an Investment Management Agreement under which the Advisor, subject to the overall supervision of the Company’s Board of Directors, will manage the day-to-day operations of, and provide investment advisory services to the Company.

The Advisor will receive a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

The base management fee will be calculated at an annual rate of 1.5% of the Company’s gross assets payable quarterly in arrears on a calendar quarter basis. For purposes of calculating the base management fee, “gross assets” is determined as the value of the Company’s assets without deduction for any liabilities. For the first quarter of our operations, the base management fee will be calculated based on the initial value of the Company’s gross assets. Subsequently, the base management fee will be calculated based on the average value of the Company’s gross assets at the end of the most recently completed calendar quarter, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial quarter will be appropriately pro rated.

The incentive fee will have two components, as follows:

One component will be calculated, and payable, quarterly in arrears based on the Company’s preincentive fee net investment income for the immediately preceding calendar quarter, subject to a cumulative total return requirement and to deferral of non-cash amounts. The preincentive fee net investment income, which is expressed as a rate of return on the value of the Company’s net assets attributable to the Company’s common stock, will have a 2.0% (which is 8.0% annualized) hurdle rate (also referred to as “minimum income level”). Preincentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the Company’s Administration Agreement (discussed below), and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee and any offering expenses). Preincentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. The Advisor will receive no incentive fee for any calendar quarter in which the Company’s preincentive fee net investment income does not exceed the minimum income level. Subject to the cumulative total return requirement described below, the Advisor will receive 100% of the Company’s preincentive fee net investment income for any calendar quarter with respect to that portion of the preincentive net investment income for such quarter, if

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

any, that exceeds the minimum income level but is less than 2.5% (which is 10.0% annualized) of net assets (also referred to as the “catch-up” provision) and 20.0% of the Company’s preincentive fee net investment income for such calendar quarter, if any, greater than 2.5% (10.0% annualized) of net assets. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the Advisor will not be paid the portion of such incentive fee that is attributable to deferred interest until the Company actually receives such interest in cash.

The second component of the incentive fee will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing on December 31, 2010. This component will equal 20.0% of the Company’s cumulative aggregate realized capital gains from inception through the end of that calendar year, computed net of the cumulative aggregate realized capital losses and cumulative aggregate unrealized capital depreciation through the end of such year. The aggregate amount of any previously paid capital gains incentive fees is subtracted from such capital gains incentive fee calculated. The capital gains incentive fee determined as of December 31, 2010 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized depreciation for the period ending December 31, 2010.

The Company has also entered into an Administration Agreement with the Advisor under which the Advisor will provide administrative services to the Company. The Company will reimburse the Advisor for the Company’s allocable portion of costs and expenses incurred by the Advisor for office space rental, office equipment and utilities allocable to the performance by the Advisor of its duties under the Investment Management Agreement, as well as any costs and expenses incurred by the Advisor relating to any administrative or operating services provided by the Advisor to the Company, certain advisory related expenses or managerial assistance to portfolio companies that request it.

4.	Organizational Expenses and Offering Expenses

A portion of the net proceeds of the IPO will be used to pay offering costs. Offering costs will be charged against the proceeds from the IPO upon consummation of the IPO and are currently estimated to be approximately $960,000 through the date of the IPO. Organizational expenses will be expensed as incurred and are currently estimated to be approximately $213,852, which has been reflected as “Organizational expenses” in the statement of operations. Such offering and organizational expenses reflect management’s estimate and are subject to change upon the completion of the IPO and conclusion of the offering process. In the event the IPO is not consummated, the Company may not be able to pay certain or all of the expenses incurred. An affiliate of the Advisor has paid certain offering and organizational costs on behalf of the Company to date. The Company will reimburse the Advisor, which will reimburse its affiliate, for such payments upon completion of the IPO. The amount due to the affiliate of the Advisor is reflected as “Due to affiliate” on the statement of asset and liabilities.

5.	Federal Income Taxes

The Company intends to qualify for the tax treatment applicable to regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended, and, among other things, is required to make the requisite distributions to its stockholders that will relieve it from federal income or excise taxes. Therefore, no provision has been recorded in the financial statements for federal income or excise taxes.

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

The Company follows the provisions of Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or the expected to be taken in a return. There are no unrecognized tax benefits in the accompanying financial statements. There are no tax years that are currently subject to examination by taxing authorities.

6.	Subsequent Events

On March     , 2010, the Company and THL Credit Opportunities entered into a purchase and sale agreement to effectuate the sale by THL Credit Opportunities to the Company of the securities listed below. The transaction is expected to close shortly prior to the closing of the Company’s IPO and the Company’s election to be regulated as a BDC. The Company expects to issue to THL Credit Opportunities shares of common stock equal, at the expected IPO price of $15.00 per share, to the fair value of these securities at such closing, as determined by the Company’s Board of Directors.

THL Credit, Inc.

Notes to Financial Statements

March 15, 2010

The securities to be purchased pursuant to the purchase and sale agreement as of March 15, 2010 are as follows:

Portfolio company/Type of Investment (2)	Industry	Principal / No. of shares / No. of Units	Amortized Cost	Fair Value
Non-control investments

Anytime Worldwide, LLC
12181 Margo Avenue South Hastings, MN 55033	Recreation &
Senior Secured Note, 16.0%, due 12/11/14	Leisure	$12,900,000	$12,182,482	$12,335,860
Class A Units	Services	157,257.1	$564,140	$564,140
Warrant for Class B Units			—	—

			$12,746,622	$12,900,000
Food Processing Holdings, LLC
130 Quality Drive Albertville, AL 35950	Food
Senior Subordinated Note, 13.5% cash	Processing	$12,021,386	$11,100,067	$11,450,407
2.0% PIK, due 8/10/15	Services
Class A Units(1)		162.44	$163,268	$163,268
Class B Units(1)		406.09	$408,161	$408,161

			$11,671,496	$12,021,836
JDC Healthcare Management, LLC
3101 L.B.J. Freeway Dallas, TX 75234	Healthcare,
Senior Subordinated Note, 12.0% cash	Dental	$10,267,749	$8,828,522	$8,874,540
3.5% PIK, due 6/16/14	Services
Member interest(1)		1,393	$1,393,209	$1,393,209

			$10,221,731	$10,267,749
LCP Capital Fund LLC
40 Wall St. New York, NY 10005	Financial
Member interest(1)(3)	Services	$12,000,000	$12,000,000	$12,000,000

			$12,000,000	$12,000,000
Surgery Center Holdings, Inc.
5501 W. Gray St. Tampa, FL 33609	Healthcare,
Senior Subordinated Note, 13.5% cash	Ambulatory	$13,147,222	$12,286,211	$12,775,664
2.0% PIK, due 6/24/15	Surgery
Preferred Stock, 19.0% dividend rate	Centers	913.04	$895,546	$895,546
Member interest(1)		389,821	$389,821	$389,821

			$13,571,578	$14,061,031

Total Portfolio Investments			$60,211,427	$61,250,616

(1)	Equity ownership may be held in shares or units of companies related to the portfolio company.
(2)	All debt investments are income producing. Equity and member interests are non-income producing unless otherwise noted.
(3)	Income producing security.